

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 24, 2017

Via E-Mail
Jeffrey D. Heeter, Esq.
Executive Vice President, General Counsel, and Secretary
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, PA 15212-5858

>   **Re: Alcoa Corporation**
>   **Registration Statement on Form S-1**
>   **Filed January 18, 2017**
>   **File No. 333-215606**

Dear Mr. Heeter:

　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

　　　You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 with any questions.

>   Very truly yours,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director
>   Office of Manufacturing and Construction

cc: Via E-Mail
      Craig B. Brod, Esq.
      Sung K. Kang, Esq.

Jeffrey D. Heeter, Esq.
Alcoa Corporation
January 24, 2017
Page 2

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